Exhibit 21 - Subsidiaries of Quality Products, Inc.

Subsidiary Name	State of Incorporation	Business Name

QPI Multipress, Inc.	Ohio	QPI Multipress, Inc.

Columbus Jack Corporation	Ohio	Columbus Jack Corporation

American LibertyMining Corp. (non-operating)	Nevada	American Liberty Mining Corp.